345 Park Avenue New York, NY 10154-1895	Direct Main Fax	212.407.4000 212.407.4000 212.407.4990

Via Edgar

April 3, 2023

Division of Corporation Finance
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Nicholas Nalbantian
Dietrich King
Blaise Rhodes
Angela Lumley

Re:	The Chosen, Inc.
Registration Statement on Form 10-12G
Filed February 2, 2023
File No. 000-56519

Dear Mr. Nalbantian:

On behalf of The Chosen, Inc. (the “Company”), we are hereby responding to the letter, dated February 27, 2023 (the “Comment Letter”), from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), regarding the Company’s registration statement on Form 10-12G, filed on February 2, 2023 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its amendment to the Registration Statement (the “Amended Registration Statement”) via EDGAR to the Commission for review in accordance with the procedures of the Commission.

The Company has responded to all of the Staff’s comments by revising the Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold and followed by the Company’s response. We have included page references to the Amended Registration Statement where the language addressing a particular comment appears. Terms used but not otherwise defined herein have the meanings set forth in the Amended Registration Statement. The changes reflected in the Amended Registration Statement include those made in response to the Staff’s comments as well as other updates.

Registration Statement on Form 10-12G, filed February 2, 2023 Item 1.

Business, page 5

1.	We note your disclosure elsewhere in the registration statement that you have a trademark for The Chosen. In this section, please disclose any patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts, including duration. Refer to Item 101(h)(4)(vii).

Response: The Company has revised the disclosure on pages 8 and 16 of the Amended Registration Statement in response to the Staff’s comment.

Employees, page 8

2.	We note your disclosure of total employees; please distinguish between part-time and full- time employees. Refer to Item 101(h)(4)(xii).

Response: The Company has revised the disclosure on page 8 of the Amended Registration Statement in response to the Staff’s comment.

Government or Regulatory Approval and Compliance, page 8

3.	We note your disclosure that you are not subject to any industry specific governmental or regulatory approval or compliance. However, when visiting the website "thechosen.tv" viewers are asked to provide their personal information. To the extent material to your business, please disclose your regulatory approval or compliance, if any, with national or international data privacy laws. Refer to Item 101(h)(4)(viii). If any data privacy disclosure is needed, please also include appropriate risk factor disclosure.

Response: The Company has revised the disclosure on pages 8 and 16 of the Amended Registration Statement in response to the Staff’s comment.

Item 1A. Risk Factors, page 10

4.	We note statements from you website and statements made in the press that The Chosen is a donation financed enterprise. Please disclose any risks that may arise from being reliant on charitable donations to finance your film production. In addition, we note press statements from Dallas Jenkins that the partnership with the Come and See Foundation will allow viewers to "donate to the Come and See Foundation and receive a tax deduction, more people able to contribute more significantly." Please also disclose any risks that may arise from relying on specific tax exemptions to finance your film production.

Response: The Company has revised the disclosure on page 13 of the Amended Registration Statement in response to the Staff’s comment.

5.	Please add a new risk factor addressing the risks associated with the holders of Series A Common Stock having ten votes per share while the holders of Series B Common Stock have only one vote per share.

Response: The Company has revised the disclosure on page 16 of the Amended Registration Statement in response to the Staff’s comment.

Reliance on Personnel - The Company will depend heavily on creative and production personnel to produce the Series, page 13

6.	Please revise this risk factor to more specifically identify key personnel needed for the production of The Chosen. For instance, please revise to state you have employment agreements in place with your key personnel.

Response: The Company has revised the disclosure on page 13 of the Amended Registration Statement in response to the Staff’s comment.

Conflicts of Interest Because the Company was founded as a single purpose company to produce the Series . . ., page 15

7.	Please expand this risk factor to disclose the specific actual or potential conflicts of interest that have arisen in the past. In addition, please expand the heading for the risk factor and the scope of the risk factor to encompass matters beyond those arising from your status as a single purpose company, as it appears the factual basis for the conflicts risk you face is broader than that. Finally, please expand this risk factor, or add a new risk factor, to address your apparent lack of policies and procedures for the review, approval, or ratification of transactions with related parties.

Response: The Company has revised the disclosure on pages 15 and 27 of the Amended Registration Statement in response to the Staff’s comment.

8.	Please briefly address the place of charitable donations as an income stream. In this regard, on page 6 you disclose your right to receive 90% of the donation net proceeds received by CAS.

Response: The Company has revised the disclosure on page 18 of the Amended Registration Statement in response to the Staff's comment.

9.	We note your disclosure that the sale of merchandise is a material part of your business. Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.

Response: The Company has revised the disclosure on page 14 of the Amended Registration Statement in response to the Staff’s comment.

Item 3. Properties., page 23

10.	We note your disclosure here stating that you own the film set in Midlothian, Texas. However, on page 12 you disclose that "both the set and the film campus are built on land owned by the Salvation Army." Please clarify this discrepancy.

Response: The Company has revised the disclosure on page 21 of the Amended Registration Statement in response to the Staff’s comment.

11.	We note your disclosure here and on page 12 regarding the terms of your filming location leases. To provide additional context to investors, please disclose the duration of each lease.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 12 and 21 of the Amended Registration Statement.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 23

12.	In footnote 3 to the table, please identify by name all the officers and directors who are members of The Chosen Productions, LLC.

Response: The Company has revised the disclosure on page 22 of the Amended Registration Statement in response to the Staff;s comment.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 28

13.	Please revise your disclosure to state whether any of your directors are independent. Refer to Item 407(a).

Response: The Company has revised the disclosure on page 27 of the Amended Registration Statement in response to the Staff’s comment.

14.	Please provide all of the information required by the applicable provisions of Item 404 of Regulation S-K. In this regard, we draw your attention to the extended look-back period under Item 404(d), which covers the two fiscal years preceding your last fiscal year, and we note, for example, potentially disclosable transaction activity in 2020 and 2021 relating to the 2018 Angel Studios License Agreement.

Response: The Company has revised the disclosure on page 27 of the Amended Registration Statement in response to the Staff’s comment.

Item 11. Description of Registrants Securities to be Registered, page 30

15.	Please remove from the italicized introductory paragraph the qualification by reference to the Delaware statutory and common law.

Response: The Company has revised the disclosure on page 28 of the Amended Registration Statement in response to the Staff’s comment.

Exhibits

16.	Please file as exhibits the Salvation Army lease agreements discussed in your risk factors on page 12. See Item 601(b)(10) of Regulation S-K.

Response: The Company is filing the Salvation Army lease agreements as exhibits 10.14, 10.15 and 10.16 to the Amended Registration Statement in response to the Staff’s comment.

17.	We note on page 33 you reference to a future amended and restated certificate of incorporation and by-laws. Please file your amended and restated certificate of incorporation and by-laws as exhibits once they are available.

Response: The Company advises the Staff that the references to an amended and restated certificate of incorporation and by-laws was a typographical error as the Company does not intend to amend its existing organizational documents. The Company has revised the disclosure on page 31 of the Amended Registration Statement to remove the reference to an amended and restated certificate of incorporation.

*****

Please do not hesitate to contact Giovanni Caruso, Esq. at (212) 407.4866 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP

cc:

JD Larsen
The Chosen, Inc.